
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2011

Via E-mail
Katsunori Nagayasu
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome,
Chiyoda-ku Tokyo 100-8330
Japan

> **Re: Mitsubishi UFJ Financial Group, Inc.**
> **Form 20-F for the year ended March 31, 2010**
> **Filed August 16, 2010**
> **Form 6-K**
> **Filed April 21, 2011**
> **File No. 000-54189**

Dear Mr. Nagayasu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant

cc: Mr. Tony Yu
     Paul, Weiss, Rifkind, Wharton & Garrison LLP